

January 29, 2013

<u>Via E-mail</u>
Ricardo Prats
Chief Executive Officer
Ocean Electric Inc.
112 North Curry Street
Carson City, Nevada 89703

      Re: **Ocean Electric Inc.**
              Item 4.01 Form 8-K
              Filed November 28, 2012
              File No. 000-52775

Dear Mr. Prats:

      We have completed our review of your filing as of January 9, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Heather Clark

                    Heather Clark
                    Staff Accountant